State of Delaware Secretary of State

Division of Corporatoins

Delivered 01:25 PM 09/10/2021

FILED 01:25 PM 09/10/2021

SR 20213214262 - File Number 7949634

HEALTHCARE TRIANGLE, INC.

AMENDED AND RESTATED

CERTIFICATE OF DESIGNATION OF

SERIES A SUPER VOTING PREFERRED STOCK

SETTING FORTH THE POWERS,

PREFERENCES, RIGHTS, QUALIFICATIONS, LIMITATIONS AND

RESTRICTIONS OF SUCH SERIES OF PREFERRED STOCK

Pursuant to Section 151 of the Delaware General Corporation Law, Healthcare Triangle, Inc., a Delaware corporation (the "Corporation"), DOES HEREBY CERTIFY:

The Certificate of lncorporation of the Corporation as filed with the Secretary of State of Delaware on April 27, 2020 (the "Charter") confers upon the Board of Directors of the Corporation (the"Board of Directors") the authority to provide for the issuance of shares of preferred stock in series and to establish the number of shares to be included in each such series and to fix or alter the designations, powers and preferences, and relative, participating,optional or other rights, if any, and qualifications, limitations or restrictions thereof. On August 13, 2021 and on September 10, 2021, the Board of Directors duly adopted resolutions creating and then amending a series of preferred stock having the designation and number of shares and the powers, preferences and rights of the shares of such series, and the qualifications, limitations and restrictions thereof as set forth below:

Section 1. Designation and Number. Of such 10,000,000 shares of preferred stock, $0.00001 par value per share, authorized, 20,000 shares are designated as "Series A Super Voting Preferred Stock" (the "Series A Super Voting Preferred Stock").

Section 2. Dividends. The holders of the Series A Super Voting Preferred Stock shall not be entitled to receive dividends paid on the Corporation's Common Stock.

Section 3. Liquidation Preference. The holders of the Series A Super Voting Preferred Stock shall not be entitled to any liquidation preference.

Section 4. Voting. The holders of the Series A Super Voting Preferred Stock will have the shareholder voting rights as described in this Section 4 or as required by law. For so long as any shares of the Series A Super Voting Preferred Stock remain issued and outstanding, the holders thereof shall have the right to vote in an amount equal to 1,000 votes per share of Series A Super Voting Preferred Stock. Except as otherwise required by law or the Certificate of Incorporation, in respect of all matters concerning the voting of shares of capital stock of the Corporation, the Common Stock (and any other class or series of capital stock of the Corporation entitled to vote generally with the Common Stock) and the Series A Super Voting Preferred Stock shall vote as a single class and such voting rights shall be identical in all respects.

Section 5. Conversion Rights. The holders of the shares of Series A Super Voting Preferred Stock shall not have any rights hereunder to convert such shares into, or exchange such shares for, shares of any other series or class of capital stock of the Corporation or of any other person.

Section 6. Redemption Rights. The shares of the Series A Super Voting Preferred Stock shall not be subject to redemption.

Section 7. Notices. Any notice required hereby to be given to the holders of shares of the Series A Super Voting Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of the Corporation.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be duly executed on its behalf by its undersigned Chief Executive Officer as of September 10, 2021.

By:	/sl Suresh Venkatachari Name: Suresh Venkatachari Title: Chief Executive Officer

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